

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

Elon Soms
Chief Executive Officer
Thimble Point Acquisition Corp.
195 Church Street
15th Floor
New Haven, CT 06510

Re: Thimble Point Acquisition Corp.
Registration Statement on Form S-4, as amended
Exhibit Nos. 10.31-10.34
Filed October 6, 2021
File No. 333-257982

Dear Mr. Soms:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance